UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

GENERAL SHAREHOLDERS’ MEETING APPROVES A DIVIDEND OF 70% ON THE NET INCOME OF 2014

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that the General Shareholders’ Meeting, held today March 26th, 2015, approved an ordinary dividend of one hundred and thirty-three Colombian pesos (COP$133) per share.

The General Shareholders’ Meeting approved a lump sum payment of the total dividend to minority shareholders which will be paid beginning on June 22, 2015.

The dividend payable to the Colombia Nation will be paid as follows:

Dividends to the Nation
Installments	Payment date	COP$
1	October 23, 2015	1,383,000,000,000.00
2	November 20, 2015	1,383,000,000,000.00
3	December 15, 2015	1,383,000,000,000.00
4	Between December 21 2015 and March 11 2016	690,176,646,687.00
Total		4,839,176,646,687.00

Pursuant to the current Colombian regulation, the dividend will be paid to shareholders who are registered as holders of Company shares as of five trading days before the date of the payment.

Bogotá D.C., March 26, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the top four in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda Manosalva
Name:	Magda Manosalva
Title:	Chief Financial Officer

Date: March 26, 2015